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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IDENIX PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
41566R 20 4
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45166R 20 4

1	NAMES OF REPORTING PERSONS: BB BioVentures L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,965,957

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,965,957

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,965,957

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	45166R 20 4

1	NAMES OF REPORTING PERSONS: MPM BioVentures Parallel Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		257,952

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		257,952

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	257,952

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	45166R 20 4

1	NAMES OF REPORTING PERSONS: MPM Asset Management Investors 1998 LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		37,508

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		37,508

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	37,508

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	45166R 20 4

1	NAMES OF REPORTING PERSONS: MPM Asset Management LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		78,228

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		78,228

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	78,228

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	45166R 20 4

1	NAMES OF REPORTING PERSONS: Ansbert Gadicke

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,339,645*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,339,645*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,339,645*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	The shares are held as follows: 2,965,957 by BB BioVentures L.P. (“BB BioVentures”), 257,952 by MPM BioVentures Parallel Fund, L.P. (“MPM Parallel”), 37,508 by MPM Asset Management Investors 1998 LLC (“MPM Investors”) and 78,228 by MPM Asset Management LLC (“MPM Asset”). BB BioVentures is under common control with MPM Parallel and MPM Investors. BAB BioVentures L.P. (“BAB BV”), BAB BioVentures NV and MPM BioVentures I LLC (“BioVentures LLC”) are the direct and indirect general partners of BB BioVentures. MPM BioVentures I L.P. (“BioVentures LP”) and BioVentures LLC are the direct and indirect general partners of MPM Parallel. The Reporting person is a manager of MPM Investors, BioVentures LLC and MPM Asset.

CUSIP No.	45166R 20 4

1	NAMES OF REPORTING PERSONS: Luke Evnin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,339,645*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,339,645*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,339,645*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	The shares are held as follows: 2,965,957 by BB BioVentures L.P. (“BB BioVentures”), 257,952 by MPM BioVentures Parallel Fund, L.P. (“MPM Parallel”), 37,508 by MPM Asset Management Investors 1998 LLC (“MPM Investors”) and 78,228 by MPM Asset Management LLC (“MPM Asset”). BB BioVentures is under common control with MPM Parallel and MPM Investors. BAB BioVentures L.P. (“BAB BV”), BAB BioVentures NV and MPM BioVentures I LLC (“BioVentures LLC”) are the direct and indirect general partners of BB BioVentures. MPM BioVentures I L.P. (“BioVentures LP”) and BioVentures LLC are the direct and indirect general partners of MPM Parallel. The Reporting person is a manager of MPM Investors, BioVentures LLC and MPM Asset.

Item 1.
(a)	Name of Issuer
Idenix Pharmaceuticals, Inc.
(b)	Address of Issuer’s Principal Executive Offices
60 Hampshire Street
Boston, MA 02139
Item 2.
(a)	Name of Person Filing
BB BioVentures, LP
MPM BioVentures Parallel Fund, LP
MPM Asset Management Investors 1998 LLC
MPM Asset Management LLC
Ansbert Gadicke
Luke Evnin
(b)	Address of Principal Business Office or, if none, Residence
c/o MPM Capital L.P.
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
(c)	Citizenship
All entities were organized in Delaware and all individuals are United States citizens.
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
45166R 20 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
(a)	Amount Beneficially Owned:

BB BioVentures, LP	2,965,957
MPM BioVentures Parallel Fund, LP	257,952
MPM Asset Management Investors 1998 LLC	37,508
MPM Asset Management LLC	78,228
Ansbert Gadicke	3,339,645	*
Luke Evnin	3,339,645	*

(b)	Percent of Class:

BB BioVentures, LP	5.3%
MPM BioVentures Parallel Fund, LP	0.5%
MPM Asset Management Investors 1998 LLC	0.1%
MPM Asset Management LLC	0.1%
Ansbert Gadicke	6.0%
Luke Evnin	6.0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

BB BioVentures, LP	2,965,957
MPM BioVentures Parallel Fund, LP	257,952
MPM Asset Management Investors 1998 LLC	37,508
MPM Asset Management LLC	78,228
Ansbert Gadicke	0
Luke Evnin	0
(ii)	Shared power to vote or to direct the vote

BB BioVentures, LP	0
MPM BioVentures Parallel Fund, LP	0
MPM Asset Management Investors 1998 LLC	0
MPM Asset Management LLC	0
Ansbert Gadicke	3,339,645	*
Luke Evnin	3,339,645	*
(iii)	Sole power to dispose or to direct the disposition of

BB BioVentures, LP	2,965,957
MPM BioVentures Parallel Fund, LP	257,952
MPM Asset Management Investors 1998 LLC	37,508
MPM Asset Management LLC	78,228
Ansbert Gadicke	0
Luke Evnin	0

(iv)	Shared power to dispose or to direct the disposition of

BB BioVentures, LP	0
MPM BioVentures Parallel Fund, LP	0
MPM Asset Management Investors 1998 LLC	0
MPM Asset Management LLC	0
Ansbert Gadicke	3,339,645	*
Luke Evnin	3,339,645	*

*	The shares are held as follows: 2,965,957 by BB BioVentures L.P. (“BB BioVentures”), 257,952 by MPM BioVentures Parallel Fund, L.P. (“MPM Parallel”), 37,508 by MPM Asset Management Investors 1998 LLC (“MPM Investors”) and 78,228 by MPM Asset Management LLC (“MPM Asset”). BB BioVentures is under common control with MPM Parallel and MPM Investors. BAB BioVentures L.P. (“BAB BV”), BAB BioVentures NV and MPM BioVentures I LLC (“BioVentures LLC”) are the direct and indirect general partners of BB BioVentures. MPM BioVentures I L.P. (“BioVentures LP”) and BioVentures LLC are the direct and indirect general partners of MPM Parallel. The Reporting person is a manager of MPM Investors, BioVentures LLC and MPM Asset.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of a Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2006

BB BIOVENTURES L.P.		MPM BIOVENTURES PARALLEL FUND, L.P.

By:	BAB BioVentures L.P., its General Partner	By: its Gene	MPM BioVentures I LP, ral Partner

By:	BAB BioVentures N.V., its General Partner	By: its Gene	MPM BioVentures I LLC, ral Partner

By:	\s\ Ansbert Gadicke	By:	\s\ Luke Evnin

	Name: Ansbert Gadicke		Name: Luke B. Evnin
	Title: Managing Director		Title: Manager

MPM ASSET MANAGEMENT INVESTORS 1998 LLC		MPM ASSET MANAGEMENT LLC

By:	\s\ Luke Evnin	By:	\s\ Luke Evnin

	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

By:	\s\ Luke Evnin	By:	\s\ Ansbert Gadicke

	Name: Luke B. Evnin		Name: Ansbert Gadicke

EXHIBIT A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Idenix Pharmaceuticals, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of February, 2006.

BB BIOVENTURES L.P.		MPM BIOVENTURES PARALLEL FUND, L.P.

By:	BAB BioVentures L.P., its General Partner	By:	MPM BioVentures I LP, its General Partner

By:	BAB BioVentures N.V., its General Partner	By:	MPM BioVentures I LLC, its General Partner

By:	\s\ Ansbert Gadicke	By:	\s\ Luke Evnin

	Name: Ansbert Gadicke		Name: Luke B. Evnin
	Title: Managing Director		Title: Manager

MPM ASSET MANAGEMENT INVESTORS 1998 LLC		MPM ASSET MANAGEMENT LLC

By:	\s\ Luke Evnin	By:	\s\ Luke Evnin

	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

By:	\s\ Luke Evnin	By:	\s\ Ansbert Gadicke

	Name: Luke B. Evnin		Name: Ansbert Gadicke